Filed by Lamar Advertising Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: Lamar Advertising Company

Commission File No. 000-30242

The following are copies of slides that Lamar Advertising Company intends to use in meetings with investors beginning on June 3, 2014.

NFL
DRAFT
2013
TONIGHT 8PM
ESPN
LAMAR
Cracker Barrel
FRESH MEALS. FRIENDLY PRICES.
Exit 177 - 13 Miles
LODGING - EXIT 19
Sheraton Suites
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EMBASSY SUITES
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262-BIKE
BIG BIKE
MOTORCYCLES

LAMAR

INVESTOR PRESENTATION June 2014

Disclaimer

Forward-looking Statements
This presentation contains forward-looking statements, including our financial guidance for 2014, the statements regarding our consideration of an election to real estate investment trust status; our ability to complete the REIT conversion effective for the taxable year beginning January 1, 2014; our intention to distribute accumulated earnings and profits to stockholders and make regular quarterly distributions to stockholders in 2014. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include, among others: (1) that we may fail to qualify as a REIT effective for the taxable year beginning January 1, 2014 or at all, and, if we do qualify as a REIT, we may be unable to maintain that qualification (2) legislative, administrative, regulatory or other actions affecting
REITs, including positions taken by the IRS; (3) our significant indebtedness; (4) the state of the economy and financial markets generally and the effect of the broader economy on the demand for advertising; (5) the continued popularity of outdoor advertising as an advertising medium; (6) our need for and ability to obtain additional funding for operations, debt refinancing or acquisitions; (7) the regulation of the outdoor advertising industry; (8) our ability to successfully implement our digital deployment strategy; and (9) the integration of any acquired companies and our ability to recognize cost savings or operating efficiencies as a result of these acquisitions. For additional information regarding factors that may cause actual results to differ materially from those indicated in our forward-looking statements, we refer you to the risk factors included in Item 1A of our Annual Report on Form 10-K for the
year ended December 31, 2013. We caution investors not to place undue reliance on the forward-looking statements contained in this document. These statements speak only as of the date of this presentation, and we undertake no obligation to update or revise these statements, except as may be required by law.
Use of Non-GAAP Measures
Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Adjusted Funds From Operations Per Diluted Share are not measures of performance under accounting principles generally accepted in the United States of America (“GAAP”). These measures should not be considered alternatives to net income, cash flows provided by operating activities or other GAAP figures as indicators of the Company’s financial performance. Our management believes that Adjusted EBITDA, Funds From Operations, Adjusted
Funds From Operations and Adjusted Funds From Operations Per Diluted Share are useful in evaluating the Company’s performance and provide investors and financial analysts a better understanding of the Company’s core operating results. Our presentations of these measures may not be comparable to similarly titled measures used by other companies. See the appendix, which provide reconciliations of each of these measures to the most directly comparable GAAP measure.
Additional Information
In connection with the proposed REIT conversion, we plan to effect a merger with and into a wholly owned subsidiary, which will be called Lamar Advertising REIT Company. We will file a proxy statement to be used in connection with the stockholder vote on this merger. That proxy statement will be contained in a registration statement on Form S-4 to be filed by
Lamar Advertising REIT Company, and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission
(SEC). INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY
BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED MERGER. You will be able to obtain documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Lamar free of charge by contacting Secretary, 5321 Corporate Blvd., Baton Rouge, LA 70808.
We, our directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from our stockholders in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in connection with the merger will be included in the Form S-4 and proxy statement when they become available. Information about our directors and executive officers and their ownership of Lamar Advertising stock is set forth the proxy statement for our 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and proxy statement for the merger when they become available.
Investors should read the Form S-4 and proxy statement carefully when they become available before making any voting or investment decisions.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Agenda Company background REIT conversion highlights Value creation and opportunities for growth 3 22 26 3 Appendix 29

Introduction

Experienced management team
Name Title Years with Lamar
Kevin Reilly, Jr. Chairman of the Board and President 35
Sean Reilly Chief Executive Officer 23
Keith Istre Chief Financial Officer and Treasurer 35
Regional Managers (average years) 31
Lamar’s management team has been with the company for an average of 31 years

Company profile
Established in 1902 – over 110 years of operating experience
Largest outdoor advertising company in the US based on number of displays
– Operates approximately 145,000 billboard displays in 44 states, Canada and Puerto Rico
– Operates over 128,000 logo sign advertising displays in 23 states and Ontario, Canada
– Operates over 40,000 transit advertising displays in 16 states, Canada and Puerto Rico
Industry characterized by high barriers to entry due to permitting restrictions
Approximately 18% US market share – second behind Clear Channel Outdoor
78% of revenue generated from less volatile local business, with diversified base of over
40,000 total billboard tenants
– Leading out of home provider in the vast majority of Lamar’s markets
Approximately 825 local account executives across the US, Canada and Puerto Rico

Key REIT investment considerations

Largest pure-play outdoor operator with expansive national footprint and over
145,000 billboard displays
Significant barriers to entry due to permitting restrictions which make real estate portfolio nearly impossible to replicate
Diversified base of 40,000+ tenants, none accounting for more than 1% of sales
Flexible business model allows Lamar to reduce maintenance capex to protect
AFFO in economic downturns
Strong balance sheet with no near-term maturities; long & low fixed-rate profile
Potential to expand market share through AFFO-accretive acquisitions
Experienced, goal-oriented management team with disciplined approach to returning capital to shareholders
Approximately 20% of billboard revenue is generated on Lamar-owned property, with balance divided among 60,000 lessors
OOH media effectively complements social & mobile advertising

Expansive national footprint with approximately 145,000 billboards 7 Puerto Rico Canada

Largest provider of logo signs in the US 8 Operates nearly 89% of privatized state logo contracts covering over 128,000 displays

Lamar maintains a leading share of the U.S. outdoor
advertising market

Source:  Company filings; Outdoor Advertising Association of America
Note: Market share based on Lamar, CBS Outdoor and Clear Channel Outdoor domestic revenue as a percentage of 2013 out of home media spending
Potential acquisitions could expand market share and increase AFFO
~$2bn in high-quality,
REIT-eligible billboard assets
Other
47%
18%
16%
19%

Out-of-home regulations provide high barriers to
entry

Lamar typically owns permits that allow OOH advertising at each location
– Control of permit protects current inventory and prevents encroachment from other players in local and national markets
– Permits are the most valuable assets typically obtained in an acquisition
– Lamar's permits have been collected over the course of its 110+ year history
Federal, state and local regulations help Lamar maintain leading share within its markets and provide high barriers to entry for new entrants
– Rules govern where and how billboards may be built (i.e. typically cannot build new billboard within a certain distance of existing structures)
– Many existing structures have been grandfathered in and cannot be rebuilt by another operator without obtaining zoning variance

Coors
verizon
Cracker Barrel Old Country Store
at&t
SHEETZ
Burger King
Harrah's
Pennsylvania Lottery
McDonald's
DIAGEO

LAMAR

No advertising tenant accounts for more than 1% of total
revenue

Net advertising revenue breakdown
FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013
Restaurants 10% 10% 12% 12% 13% 13% 13%
Retailers 10% 11% 10% 10% 10% 11% 11%
Healthcare 7% 7% 8% 9% 9% 10% 10%
Service 6% 6% 7% 8% 8% 8% 9%
Amusement 5% 5% 6% 6% 7% 7% 7%
Automotive 9% 7% 6% 6% 6% 6% 7%
Gaming 6% 6% 7% 6% 6% 6% 5%
Financial – – 5% 5% 5% 5% 4%
Telecom 5% 5% 4% 5% 5% 4% 3%
Hotels & Motels 5% 5% 5% 4% – – 3%
Education – – – – 4% 4% –
Real Estate 9% 6% – – – – –
Total 72% 68% 70% 71% 73% 74% 72%
Top 10  tenants (2013)
Long-standing relationships with many of our
tenants
Contracts range from 30 days to 1 year
“One-stop-shopping” capabilities with billboard
and transit products

Diversified underlying real-estate portfolio

Lamar has opportunistically purchased easements
beneath key locations, including many digital
structures
Diversification and regulatory regime help preserve
footprint and limit inflation in lease expense
Lamar owns approximately 10% of its billboard
locations
82% of billboard revenue from
structures on property leased
from 60,000 lessors
18% of billboard revenue
generated on structures on
Lamar-owned property

Focus on local advertising spending differentiates
Lamar

Note: As of December 31, 2013
Local demand less influenced
by economic swings
Large on-the-ground sales
force cultivates strong
relationships with local
decision makers and retailers
Lamar’s local revenue
generation compares favorably
to industry’s
– Clear share leader in vast
majority of our markets
Yields optimized at local levels
Local focus National performance
Diversified, blue chip customer
base
Fifty member sales team
across nine cities manages
relationships with OOH
agencies and large customers
Recent acquisitions and
greenfield development have
bolstered presence in key
markets such as Phoenix,
Boston and Philadelphia
Lamar is the leading out of home provider in the vast majority of its markets
National
22%
Local
78%

$60
$50
$40
$30
$20
$10
$0
$3.63
$7.80
$5.00
$9.00
$13.00
$17.50
$10.30
$12.60
$14.70
$22.30
$9.50
$18.50
$25.00
$8.40
$10.90
$11.10
$21.30
$28.00
$43.00
$56.60
Poster
Spot
Search Sites
Portal Sites
General Content
Business Content
Spot TV - Early Eve.
Network TV - Prime
Spot TV - News
Spot TV - Prime
Network
Interconnect
Zoned Zpot
Newsweeklies
Men's Interest
Wom. Fashion
Business
Daily
Business
Co-op Targeted

Outdoor remains a low cost, wide reaching
advertising medium

Relative average cost to reach 1,000 adults between ages 25 and 54 (CPM)
Source: Outdoor Advertising Association of America
Broadcast TV Radio Online Cable TV OOH Magazines Newspapers Direct Mail

Diverse product mix across digital and analog
assets
Company profile

Revenue contribution FYE 2013
($mm) (%)
Analog bulletin displays $657 53%
Analog poster displays 263 21%
Digital posters & bulletins 184 15%
Transit displays 75 6%
Logos 67 5%
Total $1,246 100%

Historically, Lamar has emerged strongly
from economic downturns

Annual pro forma financials
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Y/Y net
revenue
growth¹
1% (2)% 4% 11% 9% 7% 7% 8% 6% 9% (2)% 2% 2% 7% 7% 8% 7% (3)%(13)% 3% 3% 3% 2%
Adj. EBITDA
margin
32% 31% 35% 37% 40% 41% 46% 47% 47% 48% 45% 43% 43% 45% 45% 44% 46% 43% 42% 43% 43% 43% 44%
Economic downturn Economic downturn Economic downturn
¹ Represents organic growth of the Company adjusted for acquisitions; Pro forma net revenue includes adjustments to the comparable periods to include the effect of any acquisitions or divestitures

Historical financial information

Lamar Advertising Co. ($mm)
FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013
Net revenues $1,209.6 $1,198.4 $1,055.1 $1,094.1 $1,130.7 $1,179.7 $1,245.8
% growth 8.0% (0.9%) (12.0%) 3.7% 3.3% 4.3% 5.6%
Operating expenses 653.7 686.3 614.7 627.1 646.4 668.4 700.7
% of net revenues 54.0% 57.3% 58.3% 57.3% 57.2% 56.7% 56.2%
Adjusted EBITDA $555.9 $512.1 $440.5 $467.0 $484.3 $511.3 $545.1
% of net revenues 46.0% 42.7% 41.7% 42.7% 42.8% 43.3% 43.8%
Capital expenditures 220.5 198.1 38.8 43.5 107.1 105.6 105.7
% of net revenues 18.2% 16.5% 3.7% 4.0% 9.5% 9.0% 8.5%
¹ Excludes non-cash compensation
² Adjusted EBITDA is defined as earnings (loss) before non-cash compensation, interest, taxes, depreciation, amortization, gain or loss on disposition of assets and investments and loss on debt extinguishment. Refer to the appendix for a reconciliation of Adjusted EBITDA to Net
Income (Loss)
1
2

Lamar is a strong free cash flow generator

Lamar Advertising Co. ($mm)
FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013
Adjusted EBITDA¹
$555.9 $512.1 $440.5 $467.0 $484.3 $511.3 $545.1
Less:
Interest expense, net 155.3 153.0 177.1 168.7 152.0 139.0 131.4
Current tax expense (benefit) 31.0 (10.7) (16.0) 1.1 2.8 1.9 4.0
Preferred dividends 0.4 0.4 0.4 0.4 0.4 0.4 0.4
Capital expenditures 220.5 198.1 38.8 43.5 107.1 105.6 105.7
Free cash flow $148.7 $171.3 $240.2 $253.3 $222.0 $264.4 $303.6
¹ Adjusted EBITDA is defined as earnings (loss) before non-cash compensation, interest, taxes, depreciation, amortization, gain or loss on disposition of assets and investments and loss on debt extinguishment. Refer to the appendix for a reconciliation of adjusted EBITDA to net income (loss)
Lamar has the ability to reduce maintenance capex,
allowing it to protect AFFO even in difficult economic cycles

Capital expenditures overview

$mm
FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013
Billboards–Traditional 68.7 58.1 7.4 9.5 34.5 29.1 21.3
Billboards–Digital 92.1 103.7 15.2 13.2 41.3 42.1 50.2
Logos 10.2 7.6 5.3 8.5 10.1 8.7 11.2
Transit 2.0 1.0 5.4 0.9 0.8 0.3 0.2
Land and buildings 31.4 11.2 0.6 2.5 4.5 12.8 9.5
Other PP&E 16.1 16.5 4.9 8.9 15.9 12.6 13.3
Total capex 220.5 198.1 38.8 43.5 107.1 105.6 105.7
FY 2014: ~$100mm consisting of ~$45mm growth and ~$55mm maintenance capital expenditures

$15
$15
$23
$45
$203
$500
$535
$510
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Strong balance sheet with no near term maturities

$mm Capital structure highlights
As of March 31, 2014 Amount¹ xEBITDA
Cash $28.4
$400mm Revolving credit facility 80.0
New Term Loan A 300.0
Total secured debt $380.0 0.7x
5.375% senior notes due 2024 510.0
Total senior debt $890.0 1.6x
5.000% senior sub notes due 2023 535.0
5.875% senior sub notes due 2022 500.0
Other debt 1.8
Total debt $1,926.8 3.5x
Net debt $1,898.4 3.5x
LTM 3/31/14 Adjusted EBITDA $546.4
Memo: Interest coverage ratio 3.9x
Redeemed $400mm 2018
subordinated notes in April 2014 with
$300mm new term debt, revolving
credit borrowings and cash on hand
Lamar maintains modest leverage
ratios post-conversion
Very strong interest and fixed charge
coverage ratios
Simple and transparent capital
structure
Annual dividends expected to be paid
out of internally-generated cash flow
Maturity profile ($mm)
¹ Balances shown are pro forma for the borrowing of $300mm under our Term Loan A and $80mm under our revolving credit facility in April 2014, which was used to fund the redemption of the $400mm Senior Subordinated Notes on April 21, 2014

Key business initiatives

Focus on financial discipline and capital allocation
– Limited strategic acquisition activity
– Continue to use free cash flow to reduce debt
– Continue to invest in highly profitable digital billboards
No approved stock buyback plan
Focus on cost containment
– No near term plans to increase headcount; headcount in 2008 was 3,500+ and currently stands at approximately 3,000
Focus on improving pricing and occupancy statistics
Expect to elect REIT status effective January 1, 2014
Through numerous initiatives, Lamar has demonstrated its prudent financial strategy, generated free cash flow and is well positioned as the economy accelerates

Agenda Company background REIT conversion highlights Value creation and opportunities for growth 3 22 26 22 Appendix 29

REIT conversion highlights
Favorable IRS PLR received, final Board authorization expected
–
Expect to complete a merger of Lamar into a newly formed, wholly owned subsidiary to adopt a new
REIT-compliant charter
–
Merger will be subject to stockholder approval
Lamar REIT structural reorganization complete
–
Expect to elect REIT status effective January 1, 2014
–
No impact on customer service; No asset divestitures; No business disruption
Composition of qualified REIT subsidiary (QRS) and taxable REIT subsidiary (TRS)
–
TRS comprised of transit advertising business, design, production & installation services and foreign operations in Canada and Puerto Rico; we expect the tax leakage to be approximately $15mm in 2014
–
QRS comprised of billboard and logo sign assets
Significant increase in shareholder value
–
Higher net income
–
Dividends initiated in connection with expected conversion
–
Potential to expand investor base and valuation multiples
–
Continued strong access to capital at attractive rates; modest post conversion leverage: ~3.5x
o
Provides dry powder for future accretive acquisitions

REIT conversion highlights (cont’d)
Non-REIT E&P dividend
–
Accumulated non-REIT E&P: ~$40mm
–
Plan to distribute in cash along with three regular quarterly distributions to stockholders during 2014
2014 financial guidance
–
Projected earnings per diluted share: $2.81 to $2.91¹
–
Projected Adjusted Funds from Operations (AFFO) per diluted share: $4.03 to $4.13²
–
2014 expected annual dividend per share (includes non-REIT E&P distribution of $40mm): $2.50³
o
Announced on May 22, 2014 a cash dividend of $0.83 per share to be paid on June 30, 2014 to shareholders of record on June 1, 2014
2014 capital expenditures
–
~$100mm consisting of ~$45mm growth and ~$55mm maintenance capital expenditures
Targeting annual dividend equal to ~60% of AFFO per diluted share in 2014
Refinancing transaction
–
On April 21, 2014, Lamar Media Corp. redeemed its outstanding $400mm 7 7/8% Senior Subordinated
Notes due 2018 at 103.938% principal
–
Funded repayment with $300mm new term debt, revolving credit borrowings and cash
Estimated total REIT one-time conversion costs of ~$5mm

¹ Calculated before dividends
² See “Reconciliation to AFFO per diluted share” in Appendix
³ Subject to declaration by Board of Directors

Indicative timeline for 2014 Distributions

June 1, 2014
Record date for June 30
quarterly dividend
May 22, 2014
Cash dividend
announced
June 30, 2014
Quarterly dividend
to be paid ($0.83)
End September 2014
Quarterly cash dividend
expected to be paid
End December 2014
Quarterly cash dividend
expected to be paid

Agenda Company background REIT conversion highlights Value creation and opportunities for growth 3 22 26 26 Appendix 29

Significant opportunities for earnings growth
and value creation
Organic growth potential without the need to raise new capital
– Continued investment in ROI efficient digital displays in new and existing markets to drive revenue growth
– Rate and occupancy increases driven by focused local and
national sales force and acceleration in GDP growth
Ability to use free cash flow to reduce debt and interest expense
Additional growth opportunities through select M&A investment

Lamar’s capital allocation policy
Maintain ample liquidity and solid balance sheet
Target ~3.5x Leverage
2014 AFFO Guidance : $4.03 to $4.13 per diluted share
AFFO for dividend AFFO available for future growth
Expected 2014 dividends of $2.50 per share¹
–
$0.83 dividend declared, payable June 30, 2014 to
shareholders of record on June 1, 2014
–
Additional distributions expected at end of September and
end of December 2014
–
Reflects annualized 2014 dividend of $0.625 per quarter
Expect to pay dividends at the end of each quarter in 2015
Distribute 100% of net taxable income once NOLs are
exhausted
–
Paid out of internally generated cash flow
Revisit payout ratio annually or sooner if required
Increase dividend with future growth and utilization of NOLs
Invest in display acquisitions and development to grow
earnings
–
Opportunistic M&A
Unused amounts available for increased dividends and / or
debt reduction

¹ Subject to declaration by Board of Directors

Agenda Company background REIT conversion highlights Value creation and opportunities for growth 3 22 26 29 Appendix 29

Summary historical financials

Adjusted EBITDA reconciliation (Lamar Advertising Co.) ($mm)
For the three
months ended
March 31,
LTM
Q1 2014
FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013 2013 2014
Adjusted EBITDA $555.9 $512.1 $440.5 $467.0 $484.3 $511.3 $545.1 $103.1 $104.4 $546.4
Non-cash compensation 27.5 9.0 12.5 17.8 11.7 14.5 25.0 10.8 3.9 18.1
Depreciation and
amortization
306.9 331.7 336.7 312.7 299.6 296.1 300.6 73.9 69.5 296.2
Gain on disposition of
assets/investments
(19.4) (9.2) (6.9) (4.9) (10.5) (13.8) (3.8) (0.6) (0.2) (3.4)
Interest expense, net 166.0 169.1 196.5 185.7 170.5 156.8 146.1 36.7 30.2 139.6
(Gain) loss on debt
extinguishment
– – (3.3) 17.4 0.7 41.6 14.3 – 5.2 19.5
Loss from other-than-
temporary impairment of
investment
– – – – – – – – 4.1 4.1
Income tax expense
(benefit)
33.9 9.3 (36.4) (22.7) 5.4 8.2 22.8 (7.4) (3.5) 26.7
Net income (loss) $41.0 $2.2 $(58.6) $(39.0) $6.9 $7.9 $40.1 $(10.3) $(4.8) $45.6
¹ Adjusted EBITDA is defined as earnings (loss) before non-cash compensation, interest, taxes, depreciation, amortization, gain or loss on disposition of assets and investments and loss on debt extinguishment
1

Reconciliation to AFFO per diluted share

$mm
For the three months ended March 31, For the year ended December 31, 2014
2013¹ 2014¹
Low end of
guidance
High end of
guidance
Net income (loss) $(10.3) $(4.8) $268.7 $278.3
Real estate related depreciation and amortization 69.9 65.2 230.5 230.5
(Gain) losses from real estate (0.5) – (4.0) (4.0)
Adjustment for non-controlling interest 0.2 – 1.0 1.0
Adjustment to eliminate non-cash tax effect of conversion – – (119.0) (119.0)
Funds From Operations ("FFO")¹ $59.3 $60.4 $377.2 $386.8
Straight line-revenue – – 1.3 1.3
Straight-line expense (0.1) – 1.2 1.2
Stock-based compensation expense 10.8 3.9 24.4 24.4
Non-cash tax expense (benefit) (7.8) (5.5) – –
Non-real estate related depreciation and amortization 4.0 4.3 12.1 12.1
Amortization of deferred financing and debt issuance costs 2.9 1.3 4.4 4.4
Loss on debt extinguishment – 5.2 20.8 20.8
Loss from other-than-temporary impairment of investment – 4.1 – –
Capitalized expenditures – maintenance (18.7) (14.9) (55.0) (55.0)
Adjustment for non-controlling interest (0.2) – (1.0) (1.0)
Adjusted Funds From Operations ("AFFO")¹ $50.2 $58.8 $385.4 $395.0
Divided by weighted average diluted shares outstanding 94.4 95.4 95.7 95.7
AFFO per diluted share $0.53 $0.62 $4.03 $4.13
The calculation of FFO is based on the definition as set forth by the National Association of Real Estate Investment Trusts (NAREIT); a reconciliation of net income (loss) to FFO and the calculation of AFFO are also presented above; FFO and AFFO, which are non-GAAP financial measures, may not be comparable to those reported by REITs that do not compute these measures in accordance with NAREIT definitions, or that interpret those definitions differently than we do; our net loss for the three months ended March 31, 2014 reflects our current status as a regular domestic C Corporation for U.S.
Federal Income Tax purposes; if we elect to qualify and elect to be taxed as a REIT, our tax expense would be lower than our historical effective tax rates

¹

CONGRATULATIONS TO
LAMAR ADVERTISING CO.
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